Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of MTR Gaming Group, Inc. for the registration of $260,000,000 of 12.625% Senior Secured Notes due 2014 and to the incorporation by reference therein of our reports dated March 16, 2009, with respect to the consolidated financial statements and schedule of MTR Gaming Group, Inc., and the effectiveness of internal control over financial reporting of MTR Gaming Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP
Ernst & Young LLP

Pittsburgh, Pennsylvania
November 9, 2009